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Your chance to join our Squatchy Ownership Group: Three Days until our Community Investment Campaign goes live through Wefunder. You can still make a reservation through our Friends & Fans Campaign at Wefunder.com/appalachianfc
Important Legal Note: https://help.wefunder.com/testing-the-waters-legal-disclosure?s=09 💛👣🖤


INVEST IN A LEGEND!
YOUR CHANCE TO JOIN THE APPALACHIAN FC OWNERSHIP GROUP.
LEARN MORE AT APPALACHIANFC.COM
APPALACHIAN FOOTBALL CLUB

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